Exhibit 4.1

AMENDMENT NO. 4

TO

TAX BENEFIT PRESERVATION PLAN

This Amendment No. 4 to Tax Benefit Preservation Plan (“Amendment”) is entered into between AutoWeb, Inc. (formerly known as Autobytel Inc.), a Delaware corporation (“Company”), and Computershare Trust Company, N.A., as rights agent (“Rights Agent”) effective as of August 23, 2022.

BACKGROUND:

The Company and the Rights Agent are parties to that certain Tax Benefit Preservation Plan dated as of May 26, 2010, as amended by Amendment No. 1 effective as of April 14, 2014, Amendment No. 2 effective as of April 13, 2017, and Amendment No. 3 effective as of March 31, 2020 (as amended, the “Plan”). The Board of Directors of the Company deems it advisable and in the best interests of the Company and its stockholders to amend the Plan to extend its maturity date and to increase the Purchase Price (as defined in the Plan). No Person (as defined in the Plan) has become an Acquiring Person (as defined in the Plan).

1.    Amendments: Pursuant to and in accordance with Section 27 of the Plan, the Plan is hereby amended as follows:

(a)         Paragraph (a), clause (vi) of Section 7 of the Plan is amended to delete the word “or”, which precedes clause (vii).

(b)         Paragraph (a), of Section 7 of the Plan is hereby amended to add the following language immediately following the existing clause (vii).

“or (viii) immediately prior to the Acceptance Time (as defined in that certain Agreement and Plan of Merger, dated July 24, 2022, by and among the Company, Unity AC 1, LLC, a Delaware limited liability company, and Unity AC 2, Inc., a Delaware corporation, as amended), but only if such Acceptance Time shall occur”

2.    Effect of this Amendment. It is the intent of the parties hereto that this Amendment constitutes an amendment of the Plan as contemplated by Section 27 thereof. Except as provided herein, the Plan is in all other respects ratified and confirmed and shall continue in full force and effect as amended hereby. This Amendment shall be deemed effective as of the date hereof as if executed by both parties hereto on such date.

3.    Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

4.    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5.    Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.    Descriptive Headings. The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

AUTOWEB, INC.

By: /s/ Glenn E. Fuller

Name: Glenn E. Fuller

Title: Executive Vice President, Chief Legal Officer and Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By:  /s/ Kathy Heagerty

Name: Kathy Heagerty

Title: Manager, Client Management